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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

PASSING AWAY OF THE CHAIRMAN OF THE BOARD AND INED AND MEMBER OF THE AUDIT COMMITTEE AND
AUTHORISED REPRESENTATIVE

The board of directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company”) regrets to announce that Mr. Jiang Shang Zhou (“Mr. Jiang”), the Chairman of the Board, an independent non-executive director of the Company (“INED”), a member of the audit committee of the Company (the “Audit Committee”) and an authorised representative of the Company, passed away on 27 June 2011.

On behalf of the Company, the Board would like to express its deepest sorrow for Mr. Jiang’s departure and convey its condolences to his family. The Board would also like to express its sincere appreciation to Mr. Jiang for his valuable contribution to the Company.

Following the passing away of Mr. Jiang, the Company’s two INEDs, namely, Mr. Tsuyoshi Kawanishi and Mr. Lip-Bu Tan, will be joined by the third INED, namely, Mr. Zhang Wenyi, who has been appointed by the Board on 20 June 2011, with his appointment to take effect from 30 June 2011.

The position of the third member of the Audit Committee as required by Rule 3.21 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) has been vacated as a result of the passing away of Mr. Jiang. The Company will take steps to arrange for the appointment of the third member of the Audit Committee as soon as practicable.

The position of the second authorised representative of the Company as required by Rule 3.05 of the Listing Rules has also been vacated as a result of the passing away of Mr. Jiang. The Company will also take steps to arrange for the appointment of the second authorised representative of the Company as soon as practicable.

Further announcement(s) will be made by the Company once such appointments have been made.

For and on behalf of

Semiconductor Manufacturing International Corporation

Anne Wai Yui Chen

Company Secretary

Hong Kong, 29 June 2011

As at the date of this announcement, the Directors are Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.